Roger H. Frommelt
612-373-8541
Fax: 612-338-4608
E-mail: rfrommelt@felhaber.com
Reply to Minneapolis Office

February 10, 2009

By Federal Express and EDGAR

Mr. Rufus Decker Accounting Branch Chief Securities and Exchange Commission Mail Stop 710 100 F Street, N.E. Washington, D.C. 20549-7010

RE:	Preliminary Proxy Statement on Schedule 14A Amendment No. 1
Filed on December 30, 2008
SEC File No. 000-02000

Schedule 13E-3 Amendment No. 1
Filed on December 30, 2008
SEC File No. 005-15818

Our File No. 17399.000

Dear Mr. Decker:

On behalf of our client, Entrx Corporation (“Entrx”), we are submitting this letter in response to your letter dated January 15, 2009, which comments on Entrx’s Preliminary Proxy Statement Amendment No. 1 and Entrx’s Schedule 13E-3 Amendment No. 1, both filed on December 30, 2008.  We have set forth your numbered comment paragraphs below with our corresponding responses.  All references to page numbers are with respect to the Proxy Statement.

Schedule 13E-3 Amendment No. 1

General

1.	We note that you added the legend required by Rule 13e-3(e)(1)(iii) of the Exchange Act in response to comment 4 of our October 6, 2008 letter. Please change the word “inadequacy” to “accuracy.”

Securities and Exchange Commission
February 10, 2009

We have corrected the mistake in the legend on the first page of Schedule 13E-3.

2.
We note your response and revised disclosure in response to comment 6 of our October 6, 2008 letter.  Please also revise Item 12 of Schedule 13E-3 to reflect that disclosure related to Item 1012(d) of Regulation M-A is addressed in the second to last bullet point of the Summary Term Sheet starting on page 4 of the proxy statement.

The members of the board of directors, which includes all but one of the officers (who are the only controlling persons), has recommended a vote in favor of the proposed reverse/forward merger, and have accordingly expressed an intention to vote their shares in favor of the proposal.  We have made this clear under “Board of Directors' Recommendation” on page 19, and under “Share Ownership of Officers and Directors” beginning on page 21.

3.
We note the summary financial information on page 12 of the proxy statement in response to comment 8 of our October 6, 2008 letter.  Please tell us where you have disclosed information required by Items 1010(c)(2) and (4) of Regulation M-A or otherwise include it in your next filing.

The net income per share information required by 1010(e)(2) is set forth in the table under “Financial Information” beginning on page 13.  Although we believe that the ratio of earnings to fixed changes is irrelevant and inapplicable to this filing, as debt securities are not the subject of this filing nor have they been issued by Entrx, we have added this data under “Financial Information” beginning on page 13.

Preliminary Proxy Statement on Schedule 14A Amendment No. 1

4.	Please revise your disclosure to add the penultimate sentence of your response to prior comment 10.

We have included the sentence regarding the administrative burden avoided by the forward stock split, which is referred to in this comment, under “Summary – Special Factors” on page 6.

5
Please revise your disclosure to address the last clause of prior comment 11.  Specifically, disclose how the board will provide to security holders notice of its determination to abandon the reverse/forward split.

We have provided that if the Board determines to abandon the Reverse/Forward Stock Split, it will so notify the shareholders by filing a Form 8K as specified under “Reservation of Rights” on page 19.

6.	We note your response to prior comment 13. Please disclose the method by which votes will be counted in accordance with Item 21(b) of Schedule 14A.

Securities and Exchange Commission
February 10, 2009

We have addressed this comment under “How are broker non-votes and abstentions counted?” on page 3.

Summary, page 4

Term Sheet, page 4

7.
In the seventh bullet point where you explain the reasons for the forward stock split, please clarify that in addition to eliminating fractional or odd-lot shares, the forward split will result in the remaining shareholders holding the same number of shares that they held “prior to the reverse forward stock split.”  Please address this comment elsewhere in the filing dealing with the effects of the forward stock split.

We have included or refined this disclosure under “Summary – Term Sheet” beginning on page 4, “Effect on Shareholders” on page 7, and in “Effect of the Reverse/Forward Stock Split on Entrx Shareholders – “Registered Shareholders with 500 or More Shares of Common Stock” on page 12.

Effects on Shareholders, page 7

8.
In response to comment 21 of our October 6, 2008 letter, you state that “[t]here is no difference between the effect that the Reverse/Forward Split will have on affiliates as compared to non-affiliates.”  Please clarify that since you are not aware of any affiliates owning less than 500 shares, you believe that no affiliates will be cashed out following the stock splits.

We have added this disclosure regarding affiliates under “Effect of the Reverse/Forward Stock Split on Entrx Shareholders – Affiliates” on page 13.

Background and Purpose of the Reverse/Forward Stock Split, page 10

9.
Your disclosure in the fifth paragraph estimated expenses of $44,000, yet the paragraph only lists expenses totaling $36,000.  If applicable, please revise the fifth paragraph to include the $8,000 fee paid to the Altman Group.

We have corrected this omission by disclosing that Entrx anticipates paying the Altman Group a total of  $10,000.

Securities and Exchange Commission
February 10, 2009

Form of Proxy

10.
We note your response to prior comment 30.  Please expand upon your second sentence of your response regarding your statements the shareholder approval “would probably not” be necessary for a forward stock split.  Please advise why you are not able to say with certainty that shareholder approval is not required.  Include references to state law and Entrx’s certificate of incorporation, as applicable.  If such approval is required, please note that Exchange Act Rule 14a-4(a)(3) requires that the form of proxy identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.  In addition, Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on.  The separate proposals may be cross-conditioned upon one another, such that one will not pass unless the other does.  Please advise or revise.

We have split out the vote in the proxy on each amendment; the one amendment which effects a reverse stock split and the second which effects a forward stock split.  We have also made changes in the proxy and throughout the proxy statement describing this procedure, and making it clear that if both proposed amendments are not passed then neither will become effective.  Without denoting headings, the changes appear in the notice and on pages 1, 3, 5, and 9.

Very truly yours,

/s/ Roger H. Frommelt

Roger H. Frommelt

cc:	Peter L. Hauser, Entrx Corporation
Brian Niebur, Entrx Corporation